

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 13, 2012

Via E-Mail

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue
New York, NY 10153

> **RE: CVR Energy, Inc.**
> **Amended Schedule TO-T filed March 9, 2012 by IEP Energy LLC et. al.**
> **File No. 005-83522**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Icahn**
>   **Partners LP et. al.**
> **Filed on March 9, 2012**
> **File No. 001-33492**

Dear Mr. Schaitkin:

We have reviewed your filings and have the following comments.

Offer to Purchase

General

1.   We reissue prior comment 3. We continue to believe that your offer does not state the amount of consideration being offered, as required by Item 1004(a)(1)(ii) of Regulation M-A.

2.   Refer to the press release filed as exhibit (a)(5)(iii). Please explain supplementally, with a view toward revised disclosure, what you mean by stating that "[i]f and when this stock is tendered, [you] *will continue* with the proxy fight…" (emphasis added). Tell us what efforts you are currently pursuing in connection with your proxy solicitation. In this regard, we note that the election of your nominees to the company's board of directors is a condition to your tender offer.

Conditions to the Offer, page 29

3.   We reissue prior comment 8. We note you did not revise your offer to purchase and did not provide any analysis explaining the reason for not revising the offer to purchase.

Soliciting Materials

4.   Refer to the press release issued on March 9, 2012. You stated that "When [you] win the proxy fight, [your] slate of directors intend to remove the poison pill…" Please revise to state whether your nominees will be subject to fiduciary duties and, if so, to clarify that they will comply with those duties to determine whether to remove the stock rights plan.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions